UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________________________
Form 11-K

_________________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 001-35832
_________________________________________________________

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
TABLE OF CONTENTS

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Benefit Plans Committee and Participants of
Science Applications International Corporation Retirement Plan
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Science Applications International Corporation Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at Year End) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2013.

San Diego, California
June 20, 2019

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2018	2017
	(in thousands)
ASSETS:
Investments:
Mutual funds	$1,310,739	$1,416,631
Science Applications International Corporation common stock	76,041	89,999
Common collective trusts	1,019,133	1,117,409
Total investments	2,405,913	2,624,039
Receivables:
Notes receivable from participants	24,065	23,878
Employer contributions	1,238	1,258
Participant contributions	—	2
Total receivables	25,303	25,138
NET ASSETS AVAILABLE FOR BENEFITS	$2,431,216	$2,649,177

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,	December 31,
	2018	2017
	(in thousands)
INVESTMENT (LOSS) INCOME:
Net (depreciation) appreciation in fair value of investments	$(206,908)	$319,762
Interest and dividends	66,573	47,989
Total investment (loss) income	(140,335)	367,751

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	1,193	1,092

CONTRIBUTIONS:
Participants	110,148	106,805
Employer	46,012	41,947
Participant rollovers	20,375	20,050
Total contributions	176,535	168,802

DEDUCTIONS:
Distributions paid to participants	254,098	198,784
Administrative expenses	1,256	1,024
Total deductions	255,354	199,808

(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(217,961)	337,837

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,649,177	2,311,340
End of year	$2,431,216	$2,649,177

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN
The following brief description of the Science Applications International Corporation Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for complete information regarding the Plan. Within these financial statements, Science Applications International Corporation (the “Company”) refers to the sponsoring employer.
General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Benefit Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.
Investment Funds—As of December 31, 2018, the Plan held investments in 12 mutual funds, 16 common collective trust funds, and 2 Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the “Stock Funds”). All amounts in the Stock Funds are invested in Science Applications International Corporation common stock, except for estimated cash reserves, which are invested in the Vanguard Federal Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.
Eligibility—Employees of the Company are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions. Generally, employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.
Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum of 50% of the employee deferral or rollover, as applicable.
Employer Contributions—The Company may make matching 401(k) contributions. Eligible participants may receive Company matching 401(k) contributions based on a percentage (up to a maximum match percentage of 4%), depending on the fringe benefit package, which are invested per participant direction. Company contributions to the Plan for the Plan years ended December 31, 2018 and 2017 were made in cash. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code ("IRC"); however, the Company made no such additional contributions for the Plan years ended December 31, 2018 and 2017.
Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.
Plan Amendments and Termination—Effective October 3, 2018, the Plan was amended to make an administrative correction regarding the name of the Science Applications International Corporation Benefit Plans Committee.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.
Vesting and Forfeitures—Participants’ elective deferrals, rollover contributions and Company contributions together with associated earnings vest immediately.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. The loans bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Distributions to Participants—For vested account balances less than $1,000, participants receive their vested account balance in a single lump sum following termination of employment with the Company. For vested account balances between $1,000 and $5,000, a participant’s vested account balance is automatically rolled over into an Individual Retirement Account. For vested account balances that exceed $5,000, balances are not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made when participants die or become permanently disabled while employed by the Company. After attaining the age of 59-1/2, a participant may make withdrawals even if still employed by the Company. Participants may make withdrawals from the Plan prior to attaining the age of 59-1/2 from their rollover account or if the participant incurs a financial hardship, as specified by the Plan document. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.
Tax Status—The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 28, 2014, that the Plan was designed in accordance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Company and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Management recognizes tax liabilities for uncertainty in income taxes when it is more likely than not that a tax position would not be sustained upon examination by and settlement with the IRS. The Plan is subject to routine audits by taxing jurisdictions, and the Company's tax returns for its fiscal years 2016 and 2017 (generally corresponding to Plan years 2015 and 2016) are currently under audit by the IRS. Management believes it is no longer subject to income tax examinations for Plan years prior to 2015.
Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were approximately $1,256,000 and $1,024,000 for the years ended December 31, 2018 and 2017, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2018 and 2017. Members of the Science Applications International Corporation Benefit Plans Committee also participate in the Plan and qualify as parties-in-interest.
Science Applications International Corporation is the sponsoring employer as of December 31, 2018 and 2017. At December 31, 2018 and 2017, the following Science Applications International Corporation shares were held by the Plan:

	2018		2017
	Number of Shares	Cost Basis	Number of Shares	Cost Basis
	(in thousands)
Science Applications International Corporation common stock	1,195	$52,416	1,176	$46,493

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value. Valuation and income recognition policies are as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trusts—As of December 31, 2018, the Plan held investments in 16 common collective trusts: a series of Vanguard Target Retirement Trusts; the Loomis Sayles Core Plus Trust; the Wellington Trust Small Cap 2000 Portfolio; the Wellington Trust TIPS Portfolio; and the T. Rowe Price U.S. Mid-Cap Value Equity Trust. These investments are carried at net asset value (“NAV”) per unit, which is determined by the trustee using the fair value of the underlying investments.

Investment in Common Stock—Investments in shares of Science Applications International Corporation common stock, which are publicly traded on the New York Stock Exchange, are recorded at their last quoted market price on the last business day of the respective plan year.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or on the date of purchase if purchased during the year. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date.

Investment Risks and Uncertainties—The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance, plus accrued, unpaid interest of loans outstanding.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2018 and 2017.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

Subsequent Events—The date through which subsequent events have been considered for these financial statements is June 20, 2019.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

3.    FAIR VALUE MEASUREMENTS
Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth the Plan’s investments at fair value and by level, as applicable, as of December 31, 2018 and 2017:

	Level 1		Level 2		Level 3		Total
	2018	2017	2018	2017	2018	2017	2018	2017
	(in thousands)
Mutual funds	$1,310,739	$1,416,631	$—	$—	$—	$—	$1,310,739	$1,416,631
Common stock	76,041	89,999	—	—	—	—	76,041	89,999
Subtotal	$1,386,780	$1,506,630	$—	$—	$—	$—	$1,386,780	$1,506,630
Common collective trusts—measured at NAV							1,019,133	1,117,409
Total							$2,405,913	$2,624,039

Common collective trusts are measured at fair value using NAV as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. The Plan has no unfunded commitments to the common collective trusts, and there are no redemption restrictions.

******

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

		EIN: 30-6419427	Plan #001
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest and Collateral	Cost	Current Value
			(in thousands)
*	Science Applications International Corporation common stock	Company Stock	**	$76,041
*	DFA Emerging Markets Core Equity Port: Institutional Shares	Mutual Fund	**	31,423
*	Dodge & Cox Stock Fund	Mutual Fund	**	128,650
*	Longleaf Partners Small-Cap Fund	Mutual Fund	**	41,354
*	T. Rowe Price Institutional Mid Cap Equity Growth Fund	Mutual Fund	**	124,123
*	Vanguard Extended Market Index Fund: Institutional Plus Shares	Mutual Fund	**	107,415
*	Vanguard FTSE All-World ex-US Index Fund: Institutional Shares	Mutual Fund	**	70,934
*	Vanguard Federal Money Market Fund	Mutual Fund	**	149,972
*	Vanguard Institutional Index Fund	Mutual Fund	**	251,484
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	82,623
*	Vanguard PRIMECAP Fund Admiral Shares	Mutual Fund	**	156,732
*	Vanguard Short-Term Bond Index Fund Institutional	Mutual Fund	**	33,329
*	Vanguard Total Bond Market Index Fund Institutional Plus Shares	Mutual Fund	**	132,700
*	Loomis Sayles Core Plus Trust	Common Collective Trust	**	51,027
*	T. Rowe Price U.S. Mid Cap-Value Equity Trust; D Class	Common Collective Trust	**	40,178
*	Vanguard Target Retirement 2015 Trust I	Common Collective Trust	**	56,951
*	Vanguard Target Retirement 2020 Trust I	Common Collective Trust	**	139,333
*	Vanguard Target Retirement 2025 Trust I	Common Collective Trust	**	198,630
*	Vanguard Target Retirement 2030 Trust I	Common Collective Trust	**	163,657
*	Vanguard Target Retirement 2035 Trust I	Common Collective Trust	**	104,433
*	Vanguard Target Retirement 2040 Trust I	Common Collective Trust	**	68,977
*	Vanguard Target Retirement 2045 Trust I	Common Collective Trust	**	53,966
*	Vanguard Target Retirement 2050 Trust I	Common Collective Trust	**	28,343
*	Vanguard Target Retirement 2055 Trust I	Common Collective Trust	**	12,312
*	Vanguard Target Retirement 2060 Trust I	Common Collective Trust	**	6,763
*	Vanguard Target Retirement 2065 Trust I	Common Collective Trust	**	741
*	Vanguard Target Retirement Income Trust I	Common Collective Trust	**	36,100
*	Wellington Trust Small Cap 2000	Common Collective Trust	**	48,384
*	Wellington Trust TIPS	Common Collective Trust	**	9,338
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 9.5%; maturities from January 2019 to October 2048	**	24,065

*	Indicates party-in-interest to the Plan
**	Not applicable - Historical cost information is not required to be presented, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By: Science Applications International Corporation Benefit Plans Committee

Date: June 20, 2019	/s/ Paul C. Lehrer
Paul C. Lehrer
Authorized Official
Science Applications International Corporation

Exhibit Index

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm